UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Weave Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

94724R108

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Catalyst Investors QP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,762,051
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,762,051

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,762,051
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Catalyst Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,182
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,182
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Catalyst Investors Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,057,233
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,057,233

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,233
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Catalyst Investors Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,057,233
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,057,233

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,233
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Brian Rich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 180,794
	6	SHARED VOTING POWER 6,119,605
	7	SOLE DISPOSITIVE POWER 180,794
	8	SHARED DISPOSITIVE POWER 6,119,605

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,399
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 94724R108

1	NAMES OF REPORTING PERSONS Tyler Newton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 134,945
	6	SHARED VOTING POWER 6,057,233
	7	SOLE DISPOSITIVE POWER 134,945
	8	SHARED DISPOSITIVE POWER 6,057,233

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,192,178
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Weave Communications, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1331 West Powell Way

Lehi, Utah 84043

Item 2(a). Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Catalyst Investors QP IV, L.P. (“Fund QP IV”)

2.	Catalyst Investors IV, L.P. (“Fund IV,” and together with Fund QP IV, the “Catalyst Entities”)

3.	Catalyst Investors Partners IV, L.P. (“CIP IV”)

4.	Catalyst Investors Partners IV, L.L.C. (“CIP LLC”)

5.	Brian Rich (“Mr. Rich”)

6.	Tyler Newton (“Mr. Newton”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address for each of Fund QP IV, Fund IV, CIP IV, CIP LLC, Mr. Rich, and Mr. Newton is 261 Fifth Avenue, Suite 1102, New York, New York 10016.

Item 2(c). Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

94724R108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 72,771,106 shares of Common Stock of the Issuer outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

Fund QP IV directly holds 5,707,337 shares of Common Stock. Fund IV directly holds 295,182 shares of Common Stock. 54,714 vested restricted stock units granted to Mr. Newton are held for the benefit of Fund QP IV and are included in the reported ownership of CIP IV, CIP LLC, Mr. Rich, and Mr. Newton. CIP IV is the general partner of each of the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV. CIP LLC owns no securities of the Issuer directly. Mr. Rich and Mr. Newton are members of CIP LLC. Mr. Rich holds 180,794 securities of the Issuer directly and 62,372 shares indirectly. Mr. Newton owns 134,945 securities of the Issuer directly.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

CATALYST INVESTORS QP IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: President

CATALYST INVESTORS IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: President

CATALYST INVESTORS PARTNERS IV, L.P.
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: President

CATALYST INVESTORS PARTNERS IV, L.L.C.

By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: President

By:	/s/ Brian Rich
Name: Brian Rich

By:	/s/ Tyler Newton
Name: Tyler Newton